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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                 SCHEDULE 13G


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2

                            (AMENDMENT NO. ______)*

                             GAMCO Investors, Inc.
                             ---------------------
                               (Name of Issuer)

                             Class A Common Stock
                             --------------------
                        (Title of Class of Securities)

                                   811707306
                                   ---------
                                (CUSIP Number)

                               December 31, 2008
                               -----------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [X] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 811707306


1.       NAMES OF REPORTING PERSONS

         Edward S. Barr

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)        [ ]
         (b)        [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Kentucky


NUMBER OF                   5.       SOLE VOTING POWER
SHARES                               2,300
BENEFICIALLY
OWNED BY                    6.       SHARED VOTING POWER
EACH                                 35,250
REPORTING
PERSON WITH                 7.       SOLE DISPOSITIVE POWER
                                     2,300

                            8.       SHARED DISPOSITIVE POWER
                                     381,163


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         383,463

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)          [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.23%

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         HC, IN


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ITEM 1.

         (a)      NAME OF ISSUER
                  GAMCO Investors, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
                  One Corporate Center
                  401 Theodore Fremd Ave.
                  Rye, NY  10580-1433

ITEM 2.

         (a)      NAME OF PERSON FILING
                  Edward S. Barr


         (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE The business address for the reporting person is:

                  1999 Richmond Road
                  Suite 1B
                  Lexington, KY 40502

         (c)      CITIZENSHIP
                  Edward S. Barr is a citizen of the United States of America


         (d)      TITLE OF CLASS OF SECURITIES
                  Class A Common Stock

         (e)      CUSIP NUMBER
                  811707306

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:


         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)      [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

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         (e)      [ ] An investment adviser in accordance with Section
                  240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

         (g) [X] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [ ] Group, in accordance with Section
                  240.13d-1(b)(1)(ii)(J).


ITEM 4.           OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:

                  383,463


         (b)      Percent of class:

                  5.23%

         (c)      Number of shares to which the person has:

                  (i)      Sole power to vote or to direct the vote:

                           2,300 shares


                  (ii)     Shared power to vote or to direct the vote:

                           35,250 shares

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                                                                 Page 5 of 7


                  (iii) Sole power to dispose or to direct the disposition of:

                           2,300 shares


                  (iv) Shared power to dispose or to direct the disposition of:

                           381,163 shares


         Edward S. Barr is the President and a Director of the E.S. Barr & Company, a registered investment adviser (the "Investment Adviser"). 345,913 shares of Issuer Class A Common Stock are held in numerous accounts of clients of the Investment Adviser, which has the power to direct the disposition of such shares (collectively, the "Client Shares"). In addition to the Client Shares, (i) 2,300 shares of Issuer Class A Common Stock are held by Mr. Barr individually (or through retirement accounts for his benefit) and (ii) 35,250 shares of Issuer Class A Common Stock (apart from the Client Shares) are held in the aggregate by entities which are affiliates of Mr. Barr. The aggregate shares of Issuer common stock held by Mr. Barr and affiliates of Mr. Barr other than the Investment Adviser do not exceed one percent of the securities of the subject class. Mr. Barr disclaims beneficial ownership of any shares of Issuer common stock not held of record by him.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not Applicable


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON
Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSONS
See Exhibit 1.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP
Not Applicable

ITEM 10.          CERTIFICATION

By signing below, Edward S. Barr certifies that, to the best of such reporting person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2009





                                                   /s/ Edward S. Barr
                                                   ---------------------------
                                                   Edward S. Barr


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                                   EXHIBIT 1

As required by Item 7 to Schedule 13G, Edward S. Barr is a control person of E.S. Barr & Company, a registered investment adviser in accordance with
Section 240.13d-1(b)(1)(ii)(E).